Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and in the related prospectus of MFA Mortgage Investments, Inc. for the registration of its common stock, preferred stock, depositary shares and warrants, and to the incorporation by reference therein of our reports dated February 14, 2007 with respect to the consolidated financial statements of MFA Mortgage Investments, Inc., MFA Mortgage Investments Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of MFA Mortgage Investments, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission.

New York, New York
October 17, 2007

Exh.23.3-1